Exhibit 99.1

Scienjoy Signs Cooperative Agreement With China Mobile, Strives to Serve 100 Million Video Ring Back Tone Users

BEIJING, Nov. 17, 2020 /NEWSWIRE/ -- Scienjoy Holdings Corporation ( “Scienjoy” , the “Company”, or “We”), (NASDAQ: SJ), a leading live entertainment mobile streaming platform in China, today announced that on Nov. 1, 2020, it signed a cooperative agreement (the “Agreement”) with China Mobile, China's largest mobile operator, to become a video content partner providing high-quality video for more than 100 million Video Ring Back Tone (“VRBT”) users in China Mobile’s network.

Scienjoy will act as a partner of China Mobile to produce short videos specified for individuals, enterprises and advertisers, and provide high quality video content with both entertainment and commercial features for VRBT users nationwide. Video Ring Back Tone (VRBT) service is an innovative entertainment service that will allow the caller to enjoy watching videos on the screen of his/her mobile phone instead of a typical tone, set by the receiving party on every call.

Mr. Victor He, Chairman and Chief Executive Officer of Scienjoy, commented, “We are very excited to work with China Mobile. Leveraging China Mobile's high market-share of mobile phone users in China, we believe that high-quality and high-viscosity users will be attracted to our live streaming platforms. Moreover, with our excellent content operation capabilities accumulated in the live streaming industry, we will produce diversified short videos for individuals, enterprises and advertisers, targeting potential paying customers and effectively increasing the market-share speed of China Mobile's 5G ultra HD VRBT business.”

Mr. Victor He continued, "The cooperation with China Mobile is an important step in the Company's business expansion. We look forward to exploring cooperation opportunities with other leading mobile operators in China, such as China Telecom and China Unicom."

About Scienjoy Holding Corporation Limited

Founded in 2011, Scienjoy is a leading show live streaming video entertainment social platform in China. With more than 200 million registered users, Scienjoy currently operates four primary online live streaming brands on five mobile apps: Showself, Lehai, Haixiu and Beelive International and BeeLive Chinese (Mifeng), each using Scienjoy’s own mobile applications. Through this collection of online live streaming brands, Scienjoy has created a vibrant, interactive, and close community. Scienjoy operates a mobile live streaming business through which it provides live streaming entertainment from professional “broadcasters” to end-users, allowing for the operation of live social video communities. Using Scienjoy’s mobile applications, users can select broadcasters and enter real time video rooms to interact with them. In addition to real-time interactions, users can also view photos posted by broadcasters on their personal pages, leave comments, and engage in private chats with broadcasters when they are not streaming. In addition, users can also play fun and simple games by using virtual currencies within the video rooms while watching the live streaming of a broadcaster. For more information, please see http://ir.Scienjoy.com/.

Safe Harbor Statement

Certain statements made in this release are "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company's control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company's filings with the Securities and Exchange Commission ("SEC") from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

Investor Relations Contact

Ray Chen
VP, Investor relations
Scienjoy Inc.
+86-010-64428188
ray.chen@scienjoy.com

Media Relations Contact

Anna Huang

ATIF Holdings Limited

+86-139-2726-7157

anna@atifchina.com